Exhibit 99.1

PERDIGÃO S.A.
A Publicly Held Company

CNPJ/MF nº 01.838.723/0001-27

ANOUNCEMENT OF A MATERIAL FACT

Pursuant to paragraph 4, article 157 of Law 6.404/76, and in accordance with the provisions of article 2 of CVM Instruction 358/02, Perdigão S.A. (“Perdigão” or “Company”), wishes to inform the market that:

•                  On August 7, 2006, the Company filed a request with the Brazilian Securities and Exchange Commission (“CVM”) for the registration of a Public Offering for the Primary Distribution of common shares, with no par value, and filed a related registration statement on Form F-3 with the U.S. Securities and Exchange Commission (“SEC”) (the “Offering”);

•                  The Offering shall include: (a) the public distribution of common shares in Brazil in the  over-the-counter market  (mercado de balcão não organizado) pursuant to CVM Instruction 400/03, as amended, with sales efforts overseas; and (b) the offering of common shares overseas, including in the form of American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”);

•                  The Offering shall be conducted within the limits of the Company’s authorized capital, and the number of shares to be issued, as well as the other conditions of the offering, shall be approved by the Company’s Board of Directors in due course;

•                  The completion of the Offering is subject to the prevailing conditions in the domestic and international capital markets as well as to the registration of the securities with the CVM and the  SEC.

São Paulo, August 7, 2006

Wang Wei Chang
Chief Financial Officer

This announcement is not an offer of securities for sale in Brazil, in the United States or elsewhere. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act of 1933, as amended.  Perdigão intends to register part of the proposed global offering in the United States. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from Perdigão, which prospectus will contain detailed information about Perdigão and its management, as well as its financial statements.